Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                       Millions of Dollars
                                                    ------------------------
                                                        Nine Months Ended
                                                           September 30
                                                    ------------------------
                                                      1998              1997
                                                    ------------------------
                                                           (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                        $  879             1,501
  Distributions in excess of (less than) equity
    in earnings of less-than-fifty-percent-owned
    companies                                           (5)              (16)
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income*                                       230               265
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                                                    $1,104             1,750
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                  $  149               166
  Capitalized interest                                  38                34
  Preferred dividend requirements of
    subsidiary and capital trusts                       40                86
  One-third of rental expense, net of
    subleasing income, for operating leases             29                27
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                                                    $  256               313
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Ratio of Earnings to Fixed Charges                     4.3               5.6
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*Includes amortization of capitalized interest totaling approximately
 $12 million and $10 million in 1998 and 1997, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings for the first nine months of 1998 and 1997.


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